082-00913

J Sainsbury plc

RECEIVED

2008 MAY 21 P 1:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 15 May 2008

08002729

SUPPL

Dear Sir

J Sainsbury Announces: Director Declaration/Director/PDMR Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 15 May 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

PROCESSED
MAY 27 2008
THOMSON REUTERS

Enc

5/22

Registered office as above
Registered number 185647 England

15 May 2008

Dr John McAdam, Senior Independent Director of J Sainsbury plc, was appointed as Chairman of Rentokil Initial plc on 14 May 2008.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Investor Relations +44 (0) 20 7695 4931

15 May 2008

Dr John McAdam, Senior Independent Director of J Sainsbury plc, was appointed as Chairman of Rentokil Initial plc on 14 May 2008.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Investor Relations +44 (0) 20 7695 4931

15 May 2008

Dr John McAdam, Senior Independent Director of J Sainsbury plc, was appointed as Chairman of Rentokil Initial plc on 14 May 2008.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Investor Relations +44 (0) 20 7695 4931

15 May 2008

Dr John McAdam, Senior Independent Director of J Sainsbury plc, was appointed as Chairman of Rentokil Initial plc on 14 May 2008.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Investor Relations +44 (0) 20 7695 4931

15 May 2008

Dr John McAdam, Senior Independent Director of J Sainsbury plc, was appointed as Chairman of Rentokil Initial plc on 14 May 2008.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Investor Relations +44 (0) 20 7695 4931

END